EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the registration statements (Nos. 333-103915, 333-105392 and 333-88762) on Forms S-3 of our reports dated February 22, 2006, relating to the financial statements and financial statement schedules of The Hartford Financial Services Group, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s change in its method of accounting and reporting for certain nontraditional long-duration contracts and for separate accounts in 2004) and management’s report on the effectiveness of internal control over financial reporting, appearing in the Annual Report on Form 10-K of The Hartford Financial Services Group, Inc. for the year ended December 31, 2005.

Deloitte & Touche LLP

Hartford, Connecticut
May 5, 2006